                                                                    Exhibit 15.2
                                     ARTHUR
                                    ANDERSEN LLP







September 6, 1996





Lenfest Communications, Inc.:


We are aware that Lenfest Communications, Inc. has included in its Amendment No. 1 to registration statement No. 333-09631 the balance sheet as of June 30, 1996 and the related statements of the operations, partners' (deficit) capital and cash flows for the six month periods ended June 30, 1995 and 1996, of Garden State Cablevision L.P., and includes our report dated August 27, 1996 covering the unaudited interim financial information contained herein. Pursuant to Regulation C of the Securities Act of 1933, that report is not considered a part of the registration statement prepared or certified by our firm or a report prepared or certified by our firm within the meaning of Sections 7 and 11 of the Act.



Very truly yours,

/s/ Arthur Andersen LLP